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                                [CELANESE LOGO]



MEDIA INFORMATION      CELANESE AG                  Frankfurter Strasse 111
                       Media Relations              61476 Kronberg/Ts.
                                                    Telefax. +49 (0)69/305-84160

                       Your Contacts:
JANUARY 10, 2001       Ralf Christner               Dr.Hans-Bernd Heier
                       Phone: +49 (0)69/305-84040   Phone: +49 (0)69/305-7112
                       R.Christner@Celanese.com     H.Heier@Celanese.com

                       Phillip Elliott              Andrea Stine (USA)
                       Phone: +49 (0)69/305-33480   Phone: +1 908 522 7784
                       P.Elliott@Celanese.com       Fax: +1 908 522 7583
                                                    A.Stine@Celanese.com

CELANESE CHEMICALS EXTENDS FORCE MAJEURE ON
ACETYL PRODUCTS FOR ASIAN CUSTOMERS

    Celanese Chemicals today announced that it will extend until further notice its Declaration of Force Majeure on acetic acid and vinyl acetate for its Asian customers. This declaration of force majeure , initially declared in September 2000, is the result of an ongoing inability of Singapore Syngas to produce a reliable and permanent supply of carbon monoxyde, a key material to Celanese's Singapore acetic acid plant. The plant's operating rate in the 4th quarter 2000 was at appr. 20 % of design capacity. Celanese Chemicals cannot be certain when the situation will be resolved, however, the company and Singapore Syngas continue to work together to resolve the problems short term.

    The situation in Singapore is expected not to affect the company's ability to supply customers in other parts of the world.



Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, copies of which are available from the Company.